UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-14820
CUSIP Number: 452526-10-6

NOTIFICATION OF LATE FILING

(Check one):     [  ] Form 10-K               [  ] Form 11-K                [  ]  Form 20-F               [X] Form 10-Q                [  ] Form N-SAR

        For Period Ended:    November 30, 2004

[  ] Transition Report on Form 10-K                               [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F                                [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

        For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:                       Immucor, Inc.

Former name if applicable:                Not applicable

Address of principal executive office:  3130 Gateway Drive           P.O. Box 5625

City, state and zip code:                       Norcross, Georgia 30091-5625

PART II
RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously reported, in October 2004 Immucor, Inc. (the “Company”) initiated an internal investigation into certain events that occurred at its Italian subsidiary. The Company had already identified certain weaknesses in internal controls in that subsidiary in connection with its preparation for Sarbanes Oxley 404 internal control assessment, and was in the process of strengthening those internal controls at the time the internal investigation was initiated. That process was accelerated in connection with the internal investigation, and the Company has now undertaken a thorough review of the books and records of the Italian subsidiary. That review has identified a number of improperly recorded transactions totaling approximately $730,000, which have been recorded in selling and marketing, general and administrative, and other expenses in the second quarter of fiscal 2005.

The Company reported the above information on January 7, 2005 in a press release furnished under a Form 8-K. However, because some of these transactions only recently came to light, the required financial review procedures could not be completed without unreasonable effort or expense by January 10, 2005, the prescribed deadline for filing the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2004. The Company intends to file that Quarterly Report on Form 10-Q within the five-day period specified in Rule 12b-25.

PART IV
OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification:

Steven C. Ramsey	(770)	441-2051

(Name)	(Area Code)	(Telephone number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [  ]   No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ]   No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As disclosed in a press release dated January 7, 2005, the Company anticipates a significant improvement in its results of operations for the three- and six-month periods ended November 30, 2004 over the corresponding periods ended November 30, 2003. The Company expects to report revenues of approximately $32.6 million and $64.7 million, respectively, for the three- and six-month fiscal periods ended November 30, 2004, as compared to $27.2 million and $54.5 million, respectively, for the same fiscal periods ended November 30, 2003. The Company expects to report net income of approximately $4.2 million for the three-month period ended November 30, 2004, as compared to $3.4 million for the corresponding three-month period ended November 30, 2003, and approximately $9.2 million for the six-month period ended November 30, 2004, as compared to $7.1 million for the six-month period ended November 30, 2003.

Immucor, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 11, 2005	By: /s/ Steven C. Ramsey
Steven C. Ramsey
Vice President - Chief Financial Officer and Secretary